Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Univest Corporation of Pennsylvania:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Univest 2013 Long-Term Incentive Plan of Univest Corporation of Pennsylvania of our reports dated March 4, 2013, with respect to the consolidated balance sheets of Univest Corporation of Pennsylvania as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Univest Corporation of Pennsylvania.

KPMG LLP

Philadelphia, Pennsylvania

April 18, 2013